SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    January, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    January  20,  2000
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com

           NEW SPECTRUM SIGNAL PROCESSING CEO UNVEILS KEY ELEMENTS OF
                            COMPANY'S STRATEGIC PLAN


BURNABY, B.C., CANADA - JANUARY 20, 2000 - Pascal Spothelfer, President & CEO of Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), outlined the key elements of the Company's strategic plan during a conference call with investors this afternoon.

"Today's announcement represents the culmination of a strategic planning process by Spectrum's management and Board in order to effect a fundamental change in the Company's strategic direction and business model," said Mr. Spothelfer. "Spectrum will move away from being a general-purpose supplier towards a market and customer driven company focused on three important markets - signal intelligence, sensor systems and telecommunications. We have the technological know-how, the experience and the market opportunity. This strategic plan gives us the focus we need to leverage our strengths into high-growth markets," he added.

"All three markets provide us with attractive growth opportunities and will enable us to leverage our core multiprocessing technology, software tools and proprietary chip designs. We will use our technological strength to penetrate further into the signal intelligence and sensor systems markets. At the same time we intend to aggressively pursue expansion into telecommunications - the largest and fastest growing DSP market."

Mr. Spothelfer went on to elaborate on Spectrum's expansion into the telecommunications market.

"We are particularly excited about our opportunities in the telecommunications market. Our technology is well suited to a variety of telecommunications applications such as wireless and internet network infrastructure, where rapid advances and expansive growth are driving the need for multiprocessing systems that increase speed and channel density," he said. "We have a high performance team together and we expect to release our first product later this year. For competitive reasons we will not disclose our specific telecommunications focus at this time, but our target market is high growth, requires minimal capital outlay, takes advantage of our current technology, and will enable us to get to market faster by securing partnerships with important software and I/O vendors. While it is still early in the process we feel that we have the necessary ingredients for a successful venture and I look forward to sharing more details on our progress over the coming months."

Spectrum will restructure the company to concentrate the sales and marketing, business development and engineering functions in the three business units. The corporation itself will continue to provide the strategic direction, operational and financial support and most importantly a common technology group that will drive technological advancement across all three target markets.

"By setting up our three business units, we also lay the foundation for strategic flexibility. As these three business units grow, we will reach a stage where each also represents an investment vehicle. We then have the additional flexibility of spin-offs or targeted M&A activities, which we do no have today. I consider this an important tool for creating shareholder value," said Mr. Spothelfer.

Spectrum Signal Processing is a world leader in multiprocessing digital signal processing (DSP) computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604)
421-1764.

Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

To  access  a  playback  of  the  conference  call:
---------------------------------------------------

Dial:  1-416-626-4100,  followed  by  14212465#
Or visit the web site www.Q1234.com and listen to a playback of the call over the internet.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        January 20,  2000          and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)